

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Ricardo Lewin
Chief Financial Officer
Cosan S.A.
Av. Brigadeiro Faria Lima, 4,100 – 16th floor
São Paulo – SP, 04538-132, Brazil

      Re: Cosan S.A.
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed May 16, 2022
          Form 6-K
          Filed August 12, 2022
          File No. 001-40155

Dear Ricardo Lewin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services